                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)


                          The Goldman Sachs Group, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   38141G 10 4

                                 (CUSIP Number)

                                  Michiko Miura
                           SMBC Capital Markets, Inc.
                                 277 Park Avenue
                            New York, New York 10172
                            Telephone: (212) 224-5000

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 January 7, 2002

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

----------------------------------
CUSIP NO. 38141G 10 4                 13D
----------------------------------


--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           SMBC Capital Markets, Inc. ("CM")
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           As to a group consisting of CM and Sumitomo Mitsui            (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           OO

--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
  BENEFICIALLY OWNED BY             0
          EACH
    REPORTING PERSON
          WITH

--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    0

--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    0

--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO

--------------------------------------------------------------------------------

----------------------------------
CUSIP NO. 38141G 10 4                 13D
----------------------------------

--------------------------------------------------------------------------------
      1.    NAMES OF REPORTING PERSONS
            Sumitomo Mitsui Banking Corporation ("Sumitomo Mitsui")
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            As to a group consisting of CM and Sumitomo Mitsui           (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Japan

--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.    SOLE VOTING POWER (See Item 6)
  BENEFICIALLY OWNED BY            0
          EACH
    REPORTING PERSON
          WITH

--------------------------------------------------------------------------------
                             8.    SHARED VOTING POWER (See Item 6)
                                   0

--------------------------------------------------------------------------------
                             9.    SOLE DISPOSITIVE POWER (See Item 6)
                                   0

--------------------------------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER (See Item 6)
                                   0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        BK

--------------------------------------------------------------------------------

     This Amendment No. 7 to Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 7 is being filed because on January 7, 2002, CM and KAA (each as defined below) entered into an Underwriting Agreement dated January 7, 2002 with GS Inc. (as defined below) and Goldman, Sachs & Co. ("GS&Co.") pursuant to which, on January 10, 2002, CM and KAA sold an aggregate of 14,125,724 shares of Common Stock (as defined below) of GS Inc. to the underwriters listed therein at $91.605 per share. CM sold 8,670,527 shares and KAA sold 5,455,197 shares. The Common Stock was offered to the public at $93.00 per share pursuant to a prospectus supplement dated January 7, 2002 to a prospectus dated November 29, 2001 (the "Prospectus") and made part of the Registration Statement on Form S-3 filed by GS, Inc. (File No. 333-74004) (the "Registration Statement").

Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

     (a), (b), (c), (f) This Schedule 13D is being filed by SMBC Capital Markets, Inc. ("CM"), a Delaware corporation (formerly known as Sumitomo Bank Capital Markets, Inc.) and a New York-based wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, a corporation organized under the laws of Japan ("Sumitomo Mitsui") (formerly known as The Sumitomo Bank, Limited). The Sumitomo Bank, Limited and The Sakura Bank, Limited merged on April 1, 2001. The Sumitomo Bank, Limited was the surviving company and the merged bank was named Sumitomo Mitsui Banking Corporation. In connection with the merger of The Sumitomo Bank, Limited and The Sakura Bank, Limited, Sumitomo Bank Capital Markets, Inc. and Sakura Global Capital, Inc. merged on April 2, 2001. Under the terms of such merger Sumitomo Bank Capital Markets, Inc. was the surviving entity and the merged entity was named SMBC Capital Markets, Inc. CM is engaged in various forms of commercial finance and is a participant in the market for interest rate and other forms of derivatives. Sumitomo Mitsui is a commercial bank headquartered in Tokyo, Japan. Directly or through subsidiaries and other affiliates, it engages in a wide variety of wholesale and retail banking activities in Japan, as well as in other parts of Asia, the Americas and Europe. The address of CM's principal business and office is 277 Park Avenue, New York, New York 10172. The address of Sumitomo Mitsui's principal business and office is 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, 100-0006, Japan. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of CM and Sumitomo Mitsui is set forth in Annex A to this Schedule 13D. In this schedule, reference to CM includes reference to CM's predecessor, as the context requires, and reference to Sumitomo Mitsui includes reference to Sumitomo Mitsui's predecessor, as the context requires.

     This Schedule no longer contains information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Kamehameha Activities Association ("KAA"), who, prior to the sale by CM of all its remaining shares of Common Stock on January 10, 2002, may have been deemed to be members of a "group" with CM or Sumitomo Mitsui. The Covered Persons and KAA each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for information relating to the Covered Persons and KAA.

         (d), (e) Except as described in Annex A or Annex B, during the last five years, none of CM or Sumitomo Mitsui or, to the best knowledge of CM or Sumitomo Mitsui, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         21,425,052 shares of Common Stock and 7,440,362 shares of Nonvoting Common Stock were acquired by CM and Sumitomo Mitsui in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates. From the time of the acquisition through the settlement of a public offering on August 7, 2000 in which CM sold 12,621,804 shares of Common Stock (the "August 2000 Offering"), although the 7,440,362 shares of Nonvoting Common Stock were immediately convertible into Common Stock pursuant to GS, Inc.'s Certificate of Incorporation, these shares were not deemed beneficially owned by CM because such shares could not be converted due to restrictions imposed under the Bank Holding Company Act of 1956, as amended. Effective upon the settlement of the August 2000 Offering on August 7, 2000, the restrictions imposed under the Bank Holding Company Act of 1956, as amended, no longer applied to CM and thus, the 7,440,362 shares of Common Stock issuable upon conversion of the 7,440,362 shares of Nonvoting Common Stock were deemed beneficially owned by CM. On August 21, 2000, CM converted all 7,440,362 of its shares of Nonvoting Common Stock into an equal number of shares of Common Stock.

Item 4. Purpose of Transactions
-------------------------------

         CM acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. On January 7, 2002, CM entered into an Underwriting Agreement dated January 7, 2002 with GS Inc. and GS&Co. pursuant to which, CM sold an aggregate of 8,670,527 shares of Common Stock to the underwriters listed therein at $91.605 per share. The Common Stock was offered to the public at $93.00 per share pursuant to the Prospectus. As a result of such sale, CM ceased to be the beneficial owner of any Common Stock. KAA was also a party the Underwriting Agreement and sold 5,455,197 shares of Common Stock to the Underwriters on the same terms as CM. Except as described in Item 6, none of CM or Sumitomo Mitsui or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

Item 5. Interest in Securities of the Issuer
--------------------------------------------

        (a), (b) On January 10, 2002, CM ceased to be the beneficial owner of any shares of Common Stock. To the extent that CM may have been deemed to have shared voting power with the Covered Persons or KAA with respect to the Common Stock beneficially owned by them, or to have been members of a group with the Covered Persons and KAA with respect to the Common Stock, such relationships ceased upon the disposition by CM of all of its shares of Common Stock on January 10, 2002. CM hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or KAA and disclaims that it is a member of a group with the Covered Persons and KAA with respect to the Common Stock.

        (c) Except as described in Annex C, neither CM or Sumitomo Mitsui, or to the best knowledge of CM or Sumitomo Mitsui, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days.

        (d)       Not applicable.

        (e) On January 10, 2002, CM ceased to be the beneficial owner of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

CM VOTING AGREEMENT

        CM and Sumitomo Mitsui entered into a voting agreement with GS Inc., dated April 30, 1999 (the "CM Voting Agreement"), in which they had agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted until the date of the final disposition by CM of all voting securities of GS Inc. However, after the sale by CM of the 8,670,527 shares of Common Stock pursuant to the Underwriting Agreement on January 10, 2002, CM ceased to be the beneficial owner of any shares of Common Stock or other voting securities of GS Inc. and the terms of the CM Voting Agreement are of no further effect

UNDERWRITING AGREEMENT

        On January 7, 2002, CM and KAA entered into an Underwriting Agreement with GS Inc. and GS&Co. to sell an aggregate of 14,125,724 shares of Common Stock to the underwriters named therein at $91.605 per share. The Common Stock was offered to the public at $93.00 per share pursuant to the Prospectus made part of the Registration Statement. CM sold 8,670,527 shares and KAA sold 5,455,197 shares. On January 10, 2002, the settlement date, CM received $793,924,385.30 in proceeds (after deducting an underwriting commission of $1.395 per share and certain other offering expenses). Pursuant to the Underwriting Agreement, CM has agreed to pay fees and expenses directly relating to the sale and purchase of the shares of Common Stock sold by CM, including (i) the fees, disbursements and expenses of the underwriters' counsel and accountants in connection with the preparation, printing and filing of the Registration Statement, the Prospectus and any preliminary prospectus, (ii) the cost of printing or producing the Underwriting Agreement and other documents in connection with the offering, purchase, sale and delivery of the Common Stock, (iii) filing fees and fees and disbursements of counsel in connection with securing any review by the National Association of Securities Dealers, Inc. on the terms of the sale, (iv) the cost and charges of any transfer agent or registrar, (v) their own counsel fees and
(vi) all transfer taxes incident to the sale and delivery of the Common Stock. In addition, pursuant to the Underwriting Agreement, CM has agreed to indemnify the Underwriters against certain liabilities, including those arising under the Securities Act of 1933, as amended. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as an Exhibit to this Schedule.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit                                       Description
-------                                       ------------
A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited (now named Sumitomo Mitsui Banking Corporation) and Sumitomo Bank Capital Markets, Inc. (now named SMBC Capital Markets, Inc.)(incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement, dated as of January 7, 2002 by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., SMBC Capital Markets, Inc., Kamehameha Activities Association and The Estate of Bernice Pauahi Bishop.

                                                                        ANNEX A


Information required as to Executive Officers and Directors of CM and Sumitomo Mitsui, respectively.

Directors and Executive Officers of Sumitomo Mitsui Banking Corporation

------------------------------------------------------------------------------------------------------------------
   Name        Citizen-        Business                  Present                 Criminal           Beneficial
                 ship          Address                  Employment             Convictions or       Ownership
                                                                               Violations of          of the
                                                                                Federal or           common
                                                                               State Securities     stock of the
                                                                                 Laws within         Goldman
                                                                               the last Five          Sachs
                                                                                   Years            Group, Inc.
------------------------------------------------------------------------------------------------------------------

 Akishige      Japan         1-2,Yurakucho        Chairman of the Board,         None/None            None
 Okada                       1-chome,             Sumitomo Mitsui Banking
                             Chiyoda-ku,          Corporation
                             Tokyo 100-
                             0006, Japan
------------------------------------------------------------------------------------------------------------------
 Yoshifumi     Japan         1-2,Yurakucho        President and Chief            None/None            None
 Nishikawa                   1-chome,             Executive Officer,
                             Chiyoda-ku,          Sumitomo Mitsui Banking
                             Tokyo 100-           Banking Corporation
                             0006, Japan
------------------------------------------------------------------------------------------------------------------
 Youhei        Japan         1-2,Yurakucho        Deputy President and           None/None            None
 Shiraga                     1-chome,             Executive Officer,
                             Chiyoda-ku,          Sumitomo Mitsui
                             Tokyo 100-           Banking Corporation
                             0006, Japan
------------------------------------------------------------------------------------------------------------------
 Akio Asuke    Japan         1-2,Yurakucho        Deputy President and           None/None            None
                             1-chome,             Executive Officer,
                             Chiyoda-ku,          Sumitomo Mitsui
                             Tokyo 100            Banking Corporation
                             0006,Japan
------------------------------------------------------------------------------------------------------------------
 Hirokazu      Japan         1-2,Yurakucho        Deputy President and           None/None            None
 Ishikawa                    1-chome,             Executive Officer,
                             Chiyoda-ku,          Sumitomo Mitsui
                             Tokyo 100-           Banking Corporation
                             0006, Japan
------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 Shunichi          Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Okuyama                       1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Tsutomu           Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Sakuma                        1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Hidemitsu         Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Nakao                         1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Michiyoshi        Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Kuriyama                      1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Takeharu          Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Nagata                        1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Hidenori          Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Hiramatsu                     1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Tadashi           Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Inoue                         1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------
 Keizo             Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Ogawa                         1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
 Masayuki          Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Oku                           1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-----------------------------------------------------------------------------------------------------
 Hideharu          Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Kadowaki                      1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-----------------------------------------------------------------------------------------------------
 Takemasa          Japan       1-2,Yurakucho   Senior Managing          None/None        None
 Tsukamoto                     1-chome,        Director and
                               Chiyoda-ku,     Executive Officer,
                               Tokyo 100-      Sumitomo Mitsui
                               0006, Japan     Banking Corporation
-----------------------------------------------------------------------------------------------------
 Teisuke           Japan       1-2,Yurakucho   Managing Director        None/None        None
 Kitayama                      1-chome,        and Executive
                               Chiyoda-ku,     Officer, Sumitomo
                               Tokyo 100-      Mitsui Banking
                               0006, Japan     Corporation
-----------------------------------------------------------------------------------------------------
 Ryuzo             Japan       277 Park Ave.,  Managing Director        None/None        None
 Kodama                        New York City,  and Executive
                               New York, NY    Officer, Sumitomo
                               10172 USA       Mitsui Banking
                                               Corporation
-----------------------------------------------------------------------------------------------------
 Shigetada         Japan       1-2,Yurakucho   Managing Director        None/None        None
 Takahashi                     1-chome,        and Executive
                               Chiyoda-ku,     Officer, Sumitomo
                               Tokyo 100-      Mitsui Banking
                               0006, Japan     Corporation
-----------------------------------------------------------------------------------------------------
 Kenjiro           Japan       1-2,Yurakucho   Managing Director        None/None        None
 Noda                          1-chome,        and Executive
                               Chiyoda-ku,     Officer, Sumitomo
                               Tokyo 100-      Mitsui Banking
                               0006, Japan     Corporation
-----------------------------------------------------------------------------------------------------
 Tadashi           Japan       1-2,Yurakucho   Managing Director        None/None        None
 Hirota                        1-chome,        and Executive
                               Chiyoda-ku,     Officer, Sumitomo
                               Tokyo 100-      Mitsui Banking
                               0006, Japan     Corporation
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Mutsuhiko         Japan       1-2,Yurakucho       Managing Director            None/None            None
 Matsumoto                     1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Toichiro          Japan       1-2,Yurakucho       Managing Director            None/None            None
 Mizushima                     1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Kakuei            Japan       1-2,Yurakucho       Managing Director            None/None            None
 Miyagi                        1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Yoshiaki          Japan       1-2,Yurakucho       Independent                  None/None            None
 Yamauchi                      1-chome,            Director, Sumitomo
                               Chiyoda-ku,         Mitsui Banking
                               Tokyo 100-          Corporation
                               0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Yoichiro          Japan       1-2,Yurakucho       Independent                  None/None            None
 Yamakawa                      1-chome,            Director, Sumitomo
                               Chiyoda-ku,         Mitsui Banking
                               Tokyo 100-          Corporation
                               0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Ryoji             Japan       1-2,Yurakucho       Managing Director            None/None            None
 Miura                         1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
Kouichi            Japan       1-2,Yurakucho       Managing Director            None/None            None
Yanagimura                     1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
Jumpei Ishii       Japan       1-2,Yurakucho       Managing Director            None/None            None
                               1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Koji Ishida       Japan       1-2,Yurakucho       Managing Director            None/None            None
                               1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Takao             Japan       277 Park Ave.,      Managing Director            None/None            None
 Umino                         New York City,      and Executive
                               New York, NY        Officer, Sumitomo
                               10172 USA           Mitsui Banking
                                                   Corporation
-----------------------------------------------------------------------------------------------------------------------
 Morio             Japan       1-2,Yurakucho       Managing Director            None/None            None
 Kusunoki                      1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Kiyoshi           Japan       1-2,Yurakucho       Managing Director            None/None            None
 Shibuya                       1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Koichi            Japan       1-2,Yurakucho       Managing Director            None/None            None
 Tsukihara                     1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Shinpei           Japan       1-2,Yurakucho       Managing Director and        None/None            None
 Nihei                         1-chome,            Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Masahide          Japan       1-2,Yurakucho       Managing Director            None/None            None
 Hirasawa                      1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------
 Mitsuaki Yahagi   Japan       1-2, Yurakucho      Managing Director            None/None            None
                               1-chome,            and Executive
                               Chiyoda-ku,         Officer, Sumitomo
                               Tokyo 100-          Mitsui Banking
                               0006, Japan         Corporation
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Yasufumi          Japan       1-2,Yurakucho        Executive Officer,          None/None            None
 Kitamoto                      1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Shiro Kawajiri    Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Yasuyuki Kimoto   Japan       Temple Court 11      Executive Officer,          None/None            None
                               Queen Victoria       Sumitomo Mitsui Banking
                               Street, London       Corporation
                               EC4N 4TA, U.K.
-----------------------------------------------------------------------------------------------------------------------
Daisuke            Japan       1-2,Yurakucho        Executive Officer,          None/None            None
Saji                           1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Hideaki Shigi      Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Kuniaki Tsuyada    Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Kenjiro Nakano    Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Shigeru            Japan       1-2,Yurakucho        Executive Officer,          None/None            None
Nishiyama                      1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Koichi Maeda      Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Hitoshi            Japan       3 Temasek Avenue     Executive Officer,          None/None            None
Yoshimatsu                     #06-01, Centennial   Sumitomo Mitsui Banking
                               Tower, Singapore     Corporation
                               039190, The
                               Republic of
                               Singapore
-----------------------------------------------------------------------------------------------------------------------
Shigenobu Aikyo    Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Hitoshi Inuga      Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Osamu Endo         Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Sadao Kobayashi    Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
Jun Suzuki         Japan       1-2,Yurakucho        Executive Officer,          None/None            None
                               1-chome,             Sumitomo Mitsui Banking
                               Chiyoda-ku, Tokyo    Corporation
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
 Shuntaro       Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Higashi                    1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Kengo          Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Miyauchi                   1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Hiromichi      Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Miyauchi                   1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Kozo           Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Yoneda                     1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Shigeo         Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Imafuku                    1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Yusaku         Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Omori                      1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Nobuyuki       Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Kameoka                    1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Hiroaki        Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Shukuzawa                  1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
 Hirosumi       Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Tsusue                     1-chome,              Sumitomo Mitsui
                            Chiyoda-ku, Tokyo     Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Akira          Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Matsumoto                  1-chome,              Sumitomo Mitsui
                            Chiyoda-ku, Tokyo     Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Fuminori       Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Yoshitake                  1-chome,              Sumitomo Mitsui
                            Chiyoda-ku, Tokyo     Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
 Kohei          Japan       1-2,Yurakucho         Executive Officer,       None/None       None
 Katsukawa                  1-chome,              Sumitomo Mitsui
                            Chiyoda-ku, Tokyo     Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
Kazuhisa        Japan       1-2,Yurakucho         Executive Officer,       None/None       None
Kishikawa                   1-chome,              Sumitomo Mitsui
                            Chiyoda-ku, Tokyo     Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
Hiroki          Japan       1-2,Yurakucho         Executive Officer,       None/None       None
Nishio                      1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
Hajime          Japan       1-2,Yurakucho         Executive Officer,       None/None       None
Yamashita                   1-chome,              Sumitomo Mitsui
                            Chiyoda-ku,           Banking Corporation
                            Tokyo 100-
                            0006, Japan
-----------------------------------------------------------------------------------------------------
Yoshihiro       Japan       Boon-Mitr             Executive Officer,       None/None       None
Yoshimura                   Building, 138         Sumitomo Mitsui
                            Silom Road,           Banking Corporation
                            Bangkok 10500,
                            Thailand
-----------------------------------------------------------------------------------------------------

Directors and Officers of CM

-----------------------------------------------------------------------------------------------------------------------
     Name         Citizen-ship   Business Address        Present Employment              Criminal         Beneficial
                                                                                      Convictions or     Ownership of
                                                                                       Violations of      the common
                                                                                     Federal or State    stock of the
                                                                                      Securities Laws    Goldman Sachs
                                                                                      within the last     Group, Inc.
                                                                                          5 years
-----------------------------------------------------------------------------------------------------------------------
 Ryuzo Kodama        Japan        Sumitomo Mitsui      Head of the Americas              None/None           None
                                  Banking              Division, Sumitomo Mitsui
                                  Corporation,         Banking Corporation
                                  277 Park Ave.,
                                  New York City,       Managing Director and
                                  New York, USA        Executive Officer, Sumitomo
                                                       Mitsui Banking Corporation

                                                       Director, SMBC Capital
                                                       Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Takao Umino         Japan        Sumitomo Mitsui      Deputy Head of the Americas       None/None           None
                                  Banking              Division, Sumitomo Mitsui
                                  Corporation,         Banking Corporation
                                  277 Park Ave.,
                                  New York City,       Managing Director and
                                  New York, USA        Executive Officer, Sumitomo
                                                       Mitsui Banking Corporation

                                                       Director, SMBC Capital
                                                       Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Yoshio Itaya        Japan        Sumitomo Mitsui      General Manager, Planning         None/None           None
                                  Banking              Department, Americas
                                  Corporation,         Division, Sumitomo Mitsui
                                  277 Park Ave.,       Banking Corporation
                                  New York City,
                                  New York, USA        Director, SMBC Capital
                                                       Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Natsuo Okada        Japan        SMBC Securities,     President, SMBC Securities,    None/None           None
                                  Inc., 277 Park       Inc.
                                  Ave., New York
                                  City, New York,      Director, SMBC Capital
                                  USA                  Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Naoyuki Kawamoto    Japan        SMBC Capital         Chairman, SMBC Capital         None/None           None
                                  Markets, Inc.,       Markets, Inc.
                                  277 Park Ave.,
                                  New York City,       Director, SMBC Capital
                                  New York, USA        Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Joseph L. Brennan   USA          SMBC Capital         President, SMBC Capital        None/None           None
                                  Markets, Inc.,       Markets, Inc.
                                  277 Park Ave.,
                                  New York City,       Director, SMBC Capital
                                  New York, USA        Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Shinji Sugiyama     Japan        SMBC Capital         Managing Director, SMBC        None/None           None
                                  Markets, Inc.,       Capital Markets, Inc.
                                  277 Park Ave.,
                                  New York City,       Director, SMBC Capital
                                  New York, USA        Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Kenichi Morooka     Japan        SMBC Capital         Managing Director, SMBC        None/None           None
                                  Markets, Inc.,       Capital Markets, Inc.
                                  277 Park Ave.,
                                  New York City,       Director, SMBC Capital
                                  New York, USA        Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------
 William M. Ginn     USA          SMBC Leasing and     Chairman and Chief             None/None           None
                                  Finance Inc., 277    Executive Officer, SMBC
                                  Park Ave., New       Leasing and Finance, Inc.
                                  York City, New
                                  York, USA            General Manager,
                                                       Specialized Finance
                                                       Department, Americas
                                                       Division, Sumitomo Mitsui
                                                       Banking Corporation

                                                       Director, SMBC Capital
                                                       Markets, Inc.
-----------------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B

   Information required as to proceedings described in Items 2(d) and 2(e)

None.

                                                                         ANNEX C

Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by CM or Sumitomo Mitusi, or, to the best knowledge of CM or Sumitomo Mitsui, their respective executive officers and directors.

     On January 7, 2002, CM entered into an Underwriting Agreement dated January 7, 2002 with GS Inc. and GS&Co. pursuant to which, CM sold an aggregate of 8,670,527 shares of Common Stock of GS Inc. to the underwriters listed therein at $91.605 per share. The Common Stock was offered to the public at $93.00 per share pursuant to the Prospectus. On January 10, 2002, the settlement date, CM received $793,924,385.30 in proceeds (after deducting an underwriting commission of $1.395 per share and certain other offering expenses).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2002


                             SMBC CAPITAL MARKETS, INC.



                             By:             /s/ Joseph L. Brennan
                                --------------------------------------------
                                      Name:  Joseph L. Brennan
                                      Title: President



                             SUMITOMO MITSUI BANKING CORPORATION



                             By:             /s/ Ryuzo Kodama
                                --------------------------------------------
                                      Name:  Ryuzo Kodama
                                      Title: Managing Director and Head of
                                                the Americas Division

                                  EXHIBIT INDEX


Exhibit                                Description
-------                                -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited (now named Sumitomo Mitsui Banking Corporation) and Sumitomo Bank Capital Markets, Inc. (now named SMBC Capital Markets, Inc.) (incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement, dated as of January 7, 2002 by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., SMBC Capital Markets, Inc., Kamehameha Activities Association and the Estate of Bernice Pauahi Bishop.